                                                                      Exhibit 12

                                 ADVANTA Corp.
                                and Subsidiaries

            Statements setting forth details of computation of ratio
                          of earnings to fixed charges

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)

                                         For The Years Ended December 31,
                                ------------------------------------------------
                                   1997      1996      1995      1994     1993
                                   ----      ----      ----      ----     ----
                                                   (Unaudited)
Net earnings                    $ 71,625  $175,657  $136,677  $106,063  $ 77,920
Federal and state income taxes    24,905    89,104    75,226    59,144    45,335
                                --------  --------  --------  --------  --------

Earnings before income taxes      96,530   264,761   211,903   165,207   123,255
                                --------  --------  --------  --------  --------

Fixed charges:
  Interest                       324,558   269,700   166,032    94,758    79,303
  One-third of all rentals         3,492     2,834     1,641     1,809     1,591
  Preferred stock
    dividend of subsidiary
    trust                          8,990       350         0         0         0
                                --------  --------  --------  --------  --------
Total fixed charges              337,040   272,884   167,673    96,567    80,894
                                --------  --------  --------  --------  --------

Earnings before income taxes
  and fixed charges             $433,570  $537,645  $379,576  $261,774  $204,149
                                --------  --------  --------  --------  --------
Ratio of earnings to fixed
  charges(1)                       1.29x     1.97x     2.26x     2.71x     2.52x


(1) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges, and "fixed charges" consist of interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.